Morgan Stanley Managed Futures
WCM I, LLC

Interim Financial Statements For the Six Months Ended June 30, 2008 (Unaudited)

Morgan Stanley Managed Futures WCM I, LLC

Statements of Financial Condition

	June 30, 2008	December 31, 2007
	$	$
	(Unaudited)
ASSETS

Trading Equity:
Unrestricted cash	21,189,229	8,059,418
Restricted cash	598,825	565,614

Total cash	21,788,054	8,625,032

Net unrealized gain on open contracts (MS&Co.)	856,846	137,186
Net unrealized gain (loss) on open contracts (MSIP)	15,494	(391)

Total net unrealized gain on open contracts	872,340	136,795

Total Trading Equity	22,660,394	8,761,827

Interest receivable (MS&Co.)	29,682	19,820

Total Assets	22,690,076	8,781,647

LIABILITIES AND MEMBERS’ CAPITAL

LIABILITIES
Accrued incentive fees	275,332	76,646
Accrued management fees	35,643	14,482
Accrued administrative fees	6,238	2,534
Redemptions payable	—	559,610

Total Liabilities	317,213	653,272

MEMBERS’ CAPITAL
Non-Managing Members	22,372,863	8,128,375

Total Members’ Capital	22,372,863	8,128,375

Total Liabilities and Members’ Capital	22,690,076	8,781,647

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Managed Futures WCM I, LLC

Statements of Operations (Unaudited)

	For the Three Months Ended June 30, 2008	For the Six Months Ended June 30, 2008
	$	$
INVESTMENT INCOME
Interest income (MS&Co.)	73,703	127,128

EXPENSES
Incentive fees	275,332	526,892
Management fees	101,448	165,236
Administrative fees	17,753	28,916
Brokerage fees	10,109	19,422

Total Expenses	404,642	740,466

NET INVESTMENT LOSS	(330,939)	(613,338)

TRADING RESULTS
Trading profit:
Realized	506,596	2,109,515
Net change in unrealized	996,401	735,545

Total Trading Results	1,502,997	2,845,060

NET INCOME	1,172,058	2,231,722

NET INCOME ALLOCATION
Non-Managing Members	1,172,058	2,231,722

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Managed Futures WCM I, LLC

Statements of Changes in Members’ Capital

For the Six Months Ended June 30, 2008 (Unaudited) and for the Period

From August 1, 2007 (commencement of operations) to December 31, 2007

	Managing Member	Non-Managing Members	Total
	$	$	$
Members’ Capital, Initial Contribution, August 1, 2007	2,290,000	2,766,638	5,056,638
Capital Contributions	—	4,856,866	4,856,866
Net Income	219,610	504,871	724,481
Capital Withdrawals	(2,509,610)	—	(2,509,610)

Members’ Capital, December 31, 2007	—	8,128,375	8,128,375

Members’ Capital, December 31, 2007	—	8,128,375	8,128,375
Capital Contributions	—	12,295,251	12,295,251
Net Income	—	2,231,722	2,231,722
Capital Withdrawals	—	(282,485)	(282,485)

Members’ Capital, June 30, 2008	—	22,372,863	22,372,863

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Managed Futures WCM I, LLC

Statements of Cash Flows (Unaudited)

For the Six Months Ended June 30, 2008
$
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	2,231,722
Noncash item included in net income:
Net change in unrealized	(735,545)

Increase in operating assets:
Restricted cash	(33,211)
Interest receivable (MS&Co.)	(9,862)

Increase in operating liabilities:
Accrued incentive fees	198,686
Accrued management fees	21,161
Accrued administrative fees	3,704

Net cash provided by operating activities	1,676,655

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions	12,295,251
Capital withdrawals	(842,095)

Net cash provided by financing activities	11,453,156

Net increase in unrestricted cash	13,129,811

Unrestricted cash at beginning of period	8,059,418

Unrestricted cash at end of period	21,189,229

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Managed Futures WCM I, LLC

Condensed Schedules of Investments

June 30, 2008 (Unaudited) and December 31, 2007

Futures and Forward Contracts	Long Unrealized Gain/(Loss)	Percentage of Members’ Capital	Short Unrealized Gain/(Loss)	Percentage of Members’ Capital	Net Unrealized Gain/(Loss)
	$	%	$	%	$
June 30, 2008, Members’ Capital: $22,372,863
Commodity	348,005	1.55	8,375	0.04	356,380
Equity	(16,293)	(0.07)	250,262	1.12	233,969
Foreign currency	102,428	0.46	11,987	0.05	114,415
Interest rate	23,139	0.10	141,916	0.63	165,055

Grand Total:	457,279	2.04	412,540	1.84	869,819

Unrealized Currency Gain					2,521

Total Net Unrealized Gain					872,340

2007 Members’ Capital: $8,128,375

Commodity	174,630	2.15	(14,819)	(0.18)	159,811
Equity	1,657	0.02	3,847	0.05	5,504
Foreign currency	(33,979)	(0.42)	(2,608)	(0.03)	(36,587)
Interest rate	15,118	0.19	(2,284)	(0.03)	12,834

Grand Total:	157,426	1.94	(15,864)	(0.19)	141,562

Unrealized Currency Loss					(4,767)

Total Net Unrealized Gain					136,795

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Managed Futures WCM I, LLC

Notes to Financial Statements

June 30, 2008 (Unaudited)

1. Summary of Significant Accounting Policies

The unaudited financial statements contained herein include, in the opinion of management, all adjustments necessary for a fair presentation of the results of operations and financial condition of Morgan Stanley Managed Futures WCM I, LLC (the “Trading Company”). The financial statements and condensed notes herein should be read in conjunction with the Trading Company’s December 31, 2007 Annual Report.

Organization – Morgan Stanley Managed Futures WCM I, LLC was formed on March 26, 2007, as a Delaware limited liability company under the Delaware Limited Liability Company Act (the “Act”), to facilitate investments by Morgan Stanley managed futures funds. The Trading Company commenced operations on August 1, 2007. Demeter Management Corporation (“Demeter”) is the Managing Member and the trading manager of the Trading Company. Demeter has retained Winton Capital Management Limited (“WCM” or the “Trading Advisor”) to engage in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodities interests, including, but not limited to, foreign currencies, financial instruments, mortgage-backed securities, and money market instruments (collectively, “Futures Interests”) on behalf of the Trading Company. Each member invests its assets in the Trading Company, which allocates substantially all of its assets in the trading program of WCM, an unaffiliated Trading Advisor, to make investment decisions for the Trading Company. As of June 30, 2008, Morgan Stanley Managed Futures HV, L.P. (a Delaware Limited Partnership) and Morgan Stanley Managed Futures MV, L.P. (a Delaware Limited Partnership) (collectively, the “Members”) were the only members of the Trading Company.

The commodity brokers for the Trading Company are Morgan Stanley & Co. Incorporated (“MS&Co.”) and Morgan Stanley & Co. International plc (“MSIP”). MS&Co. also acts as the counterparty on all trading of the foreign currency forward contracts. Morgan Stanley Capital Group Inc. (“MSCG”) acts as the counterparty on all trading of the options on foreign currency forward contracts. MS&Co. and its affiliates act as the custodians of the Trading Company’s assets. Demeter, MS&Co., MSIP, and MSCG are wholly-owned subsidiaries of Morgan Stanley.

Use of Estimates – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition – Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the net change in unrealized on open contracts from one period to the next on the Statements of Operations. Monthly, MS&Co. credits the Trading Company with interest income on 100% of its average daily funds held at MS&Co. Assets deposited with MS&Co. as margin will be credited with interest income at a rate approximately equivalent to what MS&Co. pays other customers on such assets deposited as margin. Assets not deposited as margin with MS&Co. will be credited with interest income at the rate equal to the monthly average of the 4-week U.S. Treasury bill discount rate less 0.15% during such month.

Morgan Stanley Managed Futures WCM I, LLC

Notes to Financial Condition (continued)

The Trading Company’s functional currency is the U.S. dollar; however, the Trading Company may transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statement of Financial Condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.

Trading Company Members’ Capital – The Members’ Capital of the Trading Company is equal to the total assets of the Trading Company (including, but not limited to, all cash and cash equivalents, accrued interest and amortization of original issue discount, and the market value of all open Futures Interests contract positions and other assets) less all liabilities of the Trading Company (including, but not limited to, brokerage commissions that would be payable upon the closing of open Futures Interests positions, management fees, incentive fees, and extraordinary expenses), determined in accordance with generally accepted accounting principles.

Trading Equity – The Trading Company’s asset “Trading Equity,” reflected on the Statements of Financial Condition, consists of (a) cash on deposit with MS&Co. and MSIP to be used as margin for trading and (b) net unrealized gains or losses on futures and forward contracts, which are valued at market and calculated as the difference between original contract value and market value.

The Trading Company, in its normal course of business, enters into various contracts with MS&Co. and MSIP acting as its commodity brokers. Pursuant to brokerage agreements with MS&Co. and MSIP, to the extent that such trading results in unrealized gains or losses, these amounts are offset and reported on a net basis on the Trading Company’s Statements of Financial Condition.

The Trading Company has offset its fair value amounts recognized for forward contracts executed with the same counterparty as allowable under the terms of the master netting agreement with MS&Co., as the counterparty on such contracts. The Trading Company has consistently applied its right to offset.

Restricted and Unrestricted Cash – The Trading Company’s cash is on deposit with MS&Co. and MSIP in futures interests trading accounts to meet margin requirements as needed. As reflected on the Trading Company’s Statements of Financial Condition, restricted cash equals the cash portion of assets on deposit to meet margin requirements plus the cash required to offset unrealized losses on foreign currency forwards and options and offset losses on offsetting London Metal Exchange positions. All of these amounts are maintained separately. Cash that is not classified as restricted cash is therefore classified as unrestricted cash.

Morgan Stanley Managed Futures WCM I, LLC

Notes to Financial Condition (continued)

Brokerage Fee – The Trading Company pays brokerage fees to MS&Co. Brokerage fees and transaction costs are accrued on a half-turn basis at 100% of the rates MS&Co. charges retail commodity customers and parties that are not clearinghouse members.

Administrative Fee – The Trading Company pays MS&Co. a monthly fee to cover all administrative and operating expenses (“Administrative Fee”). The monthly Administrative Fee is equal to 1/12 of 0.35% (a 0.35% annual rate) of the beginning of the month Members’ Capital of the Trading Company.

Capital Contributions – Each Member made an initial capital contribution into the Trading Company. Additional capital contributions by the Members may be made monthly pending Demeter’s approval. Such capital contribution will increase each Member’s pro rata share of the Trading Company’s Members’ capital.

Demeter initially invested capital directly in the Trading Company. As of December 31, 2007, Demeter has redeemed all capital investments in the Trading Company. Demeter’s investment was equal to an amount it deemed necessary for the Trading Advisor to effectively trade its trading program applicable to the Trading Company. Demeter could have redeemed all or a portion of its investment at its sole discretion without notice to the Member once it believed a sufficient amount of assets had been raised from the Member to sustain the Trading Advisor’s trading program. All capital investments by Demeter in the Trading Company participated on the same terms as the investments made by the Member in the Trading Company.

Capital Withdrawals – Each Member may withdraw all or a portion of its capital as of the last business day of the month. The request for withdrawal must be received in writing by Demeter at least three business days prior to the end of such month. Such capital withdrawals will decrease each Member’s pro rata share of the Trading Company’s Members’ Capital. Demeter may require the withdrawal of a capital account under certain circumstances, as defined in the operating agreement.

Distributions – Distributions, other than capital withdrawals, are made on a pro-rata basis at the sole discretion of the Managing Member. No distributions have been made to date. The Managing Member does not intend to make any distributions.

Income Taxes – No provision for income taxes has been made in the accompanying financial statements, as Members are individually responsible for reporting income or loss based upon their pro rata share of the Trading Company’s revenue and expenses for income tax purposes.

Dissolution of the Trading Company – The Trading Company shall be dissolved upon the first of the following events to occur:

(1)	The sole determination of Demeter; or

(2)	The written consent of the Members holding not less than a majority interest in capital with or without cause; or

(3)	The occurrence of any other event that causes the dissolution of the limited liability company under the Act.

Morgan Stanley Managed Futures WCM I, LLC

Notes to Financial Condition (continued)

New Accounting Developments – In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. FIN 48 became effective for the Trading Company as of August 1, 2007. The Trading Company has determined that the adoption of FIN 48 did not have a material impact on the Trading Company’s financial statements. The Trading Company files U.S. federal and state tax returns. 2007 tax year remains subject to examination by federal and most state tax authorities.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: Level 1 - quoted market prices in active markets for identical assets and liabilities; Level 2 - inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (including quoted prices for similar investments, interest rates, credit risk); and Level 3 - unobservable inputs for the asset or liability (including the Trading Company’s own assumptions used in determining the fair value of investments).

Demeter evaluated the impact of adopting SFAS 157 on the Trading Company’s financial statements. The Trading Company adopted SFAS 157 as of January 1, 2008. Based on its analysis, the effect of applying SFAS 157 to the investments included in the financial statements does not have a material impact on the Trading Company’s financial statements.

The following table summarizes the valuation of the Trading Company’s investments by the above SFAS 157 fair value hierarchy as of June 30, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Unrealized gain on open contracts	$872,340	—	n/a	$872,340

2. Trading Advisor

Demeter has retained WCM to make all trading decisions for the Trading Company.

Fees paid to WCM by the Trading Company consist of a management fee and an incentive fee as follows:

Management Fee – The Trading Company pays WCM a monthly management fee based on a percentage of average net assets as described in the advisory agreement among Morgan Stanley Managed Futures WCM I, LLC, Demeter and WCM.

Morgan Stanley Managed Futures WCM I, LLC

Notes to Financial Condition (continued)

Incentive Fee – The Trading Company pays WCM a quarterly incentive fee equal to 20% of the New Trading Profits earned by each Member. Such fee is accrued on a monthly basis, but is not payable until the end of each calendar quarter.

New Trading Profits represent the amount by which profits from futures, forwards, and options trading exceed losses after management fees, brokerage fees and transaction costs, and administrative fees are deducted. When a Trading Advisor experiences losses with respect to the Members’ Capital as of the end of a calendar month, the Trading Advisor must recover such losses before it is eligible for an incentive fee in the future. Losses are reduced for capital withdrawn from the Trading Company.

3. Financial Instruments

The Trading Company trades Futures Interests. Futures and forwards represent contracts for delayed delivery of an instrument at a specified date and price. Risk arises from changes in the value of these contracts and the potential inability of counterparties to perform under the terms of the contracts. There are numerous factors which may significantly influence the market value of these contracts, including interest rate volatility.

The fair value of exchange-traded contracts is based on the settlement price quoted by the exchange on the day with respect to which fair value is being determined. If an exchange-traded contract could not have been liquidated on such day due to the operation of daily limits or other rules of the exchange, the settlement price shall be the settlement price on the first subsequent day on which the contract could be liquidated. The fair value of off-exchange-traded contracts is based on the fair value quoted by the counterparty.

The exchange-traded contracts are accounted for on a trade-date basis and fair valued on a daily basis. The off-exchange-traded contracts are periodically fair valued.

The Trading Company accounts for its derivative investments in accordance with the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133”). SFAS No. 133 defines a derivative as a financial instrument or other contract that has all three of the following characteristics:

(1)	One or more underlying notional amounts or payment provisions;

(2)	Requires no initial net investment or a smaller initial net investment than would be required relative to changes in market factors;

(3)	Terms require or permit net settlement.

Generally, derivatives include futures, forward, swaps or options contracts, and other financial instruments with similar characteristics such as caps, floors, and collars.

Morgan Stanley Managed Futures WCM I, LLC

Notes to Financial Condition (concluded)

The net unrealized gains on open contracts, reported as a component of “Trading Equity” on the Statements of Financial Condition, and their longest contract maturities were as follows:

	Net Unrealized Gains on Open Contracts			Longest Maturities
Date	Exchange- Traded	Off- Exchange- Traded	Total	Exchange- Traded	Off- Exchange- Traded
Jun. 30, 2008	$872,340	—	$872,340	Dec. 2009	—
Dec. 31, 2007	$136,795	—	$136,795	Jun. 2009	—

4. Investment Risk

The Members’ investments in the Trading Company expose the Members to various types of risks that are associated with the Futures Interests and markets in which the Trading Company invests. The significant types of financial risks which the Trading Company is exposed to are market risk, liquidity risk, and counterparty risk.

The rapid fluctuations in the market prices of the Futures Interests in which the Trading Company invests make the Member’s investment volatile. If WCM incorrectly predicts the direction of prices in the Futures Interests in which it invests, large losses may occur.

Illiquidity in the markets in which the Trading Company invests may cause less favorable trade prices. Although WCM will generally purchase and sell actively traded contracts where last trade price information and quoted prices are readily available, the prices at which a sale or purchase occur may differ from the prices expected because there may be a delay between receiving a quote and executing a trade, particularly in circumstances where a market has limited trading volume and prices are often quoted for relatively limited quantities.

The credit risk on Futures Interests arises from the potential inability of counterparties to perform under the terms of the contracts. The Trading Company has credit risk because MS&Co., MSIP, and/or MSCG act as the futures commission merchants or the counterparties with respect to most of the Trading Company’s assets. The Trading Company’s exposure to credit risk associated with counterparty nonperformance is typically limited to the cash deposits with, or other form of collateral held by, the counterparty.